[Cintas Letterhead]

May 8, 2008

Via EDGAR

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, DC   20549

Re:	Cintas Corporation
Form 10-K for fiscal year ended May 31, 2007
Filed July 30, 2007
File No. 000-11399

Dear Mr. Reynolds:

On behalf of Cintas Corporation, we are responding to the Staff’s comment contained in the letter dated April 10, 2008 to the above-referenced filing.  We discussed the comment by telephone with Edwin Kim of the Staff on April 30, 2008.

Item 11.  Executive Compensation

Compensation Discussion and Analysis

1.
We note your response to comment two of our letter dated January 25, 2008, we reissue the comment in part.  We requested a quantitative discussion of all the terms of the necessary targets to be achieved for your named executive officers to earn their cash incentive bonuses and long-term equity incentives.  In our prior letter, we noted that growth in earnings per share, sales growth, and other performance goals were used to determine executive incentive-based income.  Your response indicates that disclosure of the earnings per share and sales growth thresholds would cause competitive harm to Cintas Corporation because it would allow “existing or future competitors…to gain or retain market share by reducing prices.”  In particular we note that your actual EPS growth and sales growth for the company are known for fiscal 2007.  Given that the actual growth in earning per share and growth in sales are known, please disclose the specific performance targets used to determine the incentive amounts or provide us with detailed discussion of how the disclosure of each specific target would cause the company competitive harm.  Specifically address why the disclosure of the specific targets would cause competitors to reduce prices and gain or retain market share.

Mr. John Reynolds
May 8, 2008
Page

Additionally, we note your response only discussed the earnings per share and sales growth targets.  Supplementally advise us if there are any other quantitative “performance goals” used in the company’s incentive-based compensation programs outside of the earnings per share and sales growth targets discussed in your response letter.

Cintas Corporation will update its future filings to expand its discussion in the Compensation Discussion and Analysis to include the terms of quantitative financial performance targets to the extent they are material to an understanding of how Cintas Corporation determines compensation for its named executive officers for the last fiscal year.

Sincerely yours, CINTAS CORPORATION

By:	/s/ William C. Gale
William C. Gale
Senior Vice President and Chief Financial Officer

cc:	Edwin Kim, Division of Corporation Finance (courtesy copy via facsimile - 202-772-9206)